Exhibit 99.3

2003 Operational Outlook & Priorities Jean-Bernard Levy Chief Operating Officer

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Some of the businesses will be divested in the course of 2003. However, we present - for the 6 main businesses - the operational and financial objectives that we have set. 2003 Objectives Strengthen Vivendi Universal's financial situation Achieve the disposal program Manage the businesses

Cegetel/SFR: 2003 Objectives Outlook: Revenues: expected to grow around 5% on a like-to-like basis. Operating Income: expected to grow by more than 25%. Cash flow from operations: stable due to increased capital expenditures (UMTS). Priorities: Continue to improve market shares, traffic and profitability. Be the leader in customer satisfaction on the French market. Develop new voice and data services: Multimedia services : contribute to the growth in traffic. UMTS: pilot in 4th quarter 2003, commercial launch in 2004. Launch new fixed-line services, thanks to the merger - currently in progress - of Cegetel S.A. and Telecom Developpement.

Universal Music Group: 2003 Objectives * 2003 Assumption: US$ 1 = €1 Outlook*: Revenues: slight decrease at constant currency. Correlative decrease in operating margins. Cash flow from operations: stable Priorities: Continue to increase market share. Develop the best talents and anticipate new trends. Actively combat both physical and Internet piracy : Introduction of new secure sound-carriers (SACD and Audio-DVD). Aggressively combat pirate downloads, by working closely with authorities, judges and involved parties. Participate in the creation of a viable online music distribution offer.

Vivendi Universal Entertainment: 2003 Objectives Outlook*: Revenues: slight increase in dollar terms. Operating margins: stable. Cash flow from operations: significant growth expected. Priorities: Release new movies (The Hulk, Peter Pan, American Wedding, Sea Biscuit, ...). Boost the audience of the USA Network and Sci Fi channels with original programming (Monk, Taken, ... ). Control operating costs. Stabilize VUE's financing. * 2003 Assumption: US$ 1 = € 1

Canal+ Group : 2003 Objectives Outlook: Revenues: stable at constant perimeter. Operating Income: positive for the first time since 1996. Cash flow from operations: still negative but significant improvement expected. Priorities: Disposal of non-core activities and focus on profitable activities. Re-shuffling of the Premium channel offer. New organization and major cost-cutting plan.

Maroc Telecom: 2003 Objectives Outlook: Revenues: stable. Operating Income: slight improvement. Cash flow from operations: stable. Priorities: Continue to grow in mobile telephony and stabilize market share. Reverse the downward trend in fixed-line telephony. Continue to modernize the network and improve the quality of service.

Vivendi Universal Games: 2003 Objectives Outlook *: Revenues: significant growth. Operating margin: target at 10% of revenues. Cash flow from operations: growth expected. Priorities: Launch new games, benefiting from the "franchise" leverage. Continue to increase presence on the console games market (50% of sales in 2003). Benefit from strong growth in Asia and in the emerging online gaming market. * 2003 Assumption: US$ 1 = € 1

2001 Pro Forma excluding businesses sold in 2002 (0.47) (non Pro Forma) Net debt expected to be below € 11 billion end of 2003 37.1 Main Financial Objectives for the Group in 2003: A Transition Year Very strong growth expected 0.7 0.0 Proportional cash flow from operations before tax and interests, after restructuring 12.3 Net Debt - Year end Expected to be positive (0.1) (non Pro Forma) Earnings Per Share (group share as described above) (€) Net Income (before GW amortization, assets impairment, exceptional items and financial provisions) Cash flow from operations before tax and interests, after restructuring Operating Income Revenues In billion of euros At constant currency Expected to be positive (0.5) (non Pro Forma) (0.1) (non Pro Forma) Significant growth expected 2.6 1.2 Very strong growth expected 2.0 2.1 Expected to be slightly down versus 2002 due to divestitures Flat at constant perimeter 28.7 27.7 2002 Pro Forma excluding businesses sold in 2002 2003 Objectives Assumptions: US$ 1 = € 1 Excluding Tele+, Canal+ Technologies and Vivendi Universal Publishing assets sold in 2003 2001 Actual 2002 Actual 57.4 58.2 3.8 3.8 N/A N/A (0.1) (0.5) (0.1) (0.5) 37.1 12.3 N/A N/A

Growth in Operating Income should be driven by: The continued strong growth in Telecoms (SFR/Cegetel/Maroc Telecom). Canal+ Group swinging back to a positive Operating Income. The significant reduction in Holding's, Internet activities' and non-core activities' losses. Growth in Cash flow from operations should be generated by: Significant growth in the cash generated by Vivendi Universal Entertainment. Reduced cash consumption at the Holding and non-core activities level. A significant improvement at Canal+. Group Objectives in 2003 * Before goodwill amortization, goodwill impairment, exceptional items and financial provisions. 2003: A Transition Year characterized by a positive Net Income* objective